EX-34.1
Due to the voluntary petition for relief filed by Alliance Bancorp under chapter 7 of title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. in the United States Bankruptcy Court for the District of Delaware on July 13, 2007, the attestation report report on assessment of compliance with servicing criteria for asset-backed securities for Alliance Bancorp as Named Servicer is not available and unreasonable effort or expense would be involved in procuring such attestation report. Due to the liquidation of Alliance Bancorp, there is no person to whom a request could be tendered for such attestation report. Thus in reliance on Exchange Act Rule 12b-21, the attestation report for Alliance Bancorp is not attached to this 10-K.